
05008877



DEER CREEK
Energy Limited

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 26, 2005

- AND -

MANAGEMENT PROXY CIRCULAR

April 13, 2005

TABLE OF CONTENTS

PAGE

Notice of Meeting ..... **i**
Solicitation of Proxies **1**
Appointment of Proxyholders and Revocation of Proxies 1
Signing of Proxy 1
Voting of Proxies and Exercise of Discretion by Proxyholders 2
Voting Shares and Principal Holders of Common Shares **2**
Voting of Common Shares - General 2
Principal Holders of Common Shares 2
Advice to Beneficial Holders 3
Compensation of Executive Officers **4**
Summary Compensation Table 4
Employment Agreements 5
Stock Options and Performance Share Units to Purchase Common Shares 5
Report on Executive Compensation 6
Performance Graph 8
Compensation of Directors 9
Indebtedness of Directors and Senior Officers 9
Interest of Insiders in Material Transactions 9
Equity Compensation Plan Information **10**
Equity Compensation Grants as at December 31, 2004 10
Stock Option Plan 10
Performance Share Unit Plan 11
Statement of Corporate Governance Practices **12**
Alignment with Toronto Stock Exchange Corporate Governance Guidelines 13
Standards of Business Conduct 13
Board of Directors 13
Audit Committee 16
Human Resources and Governance Committee 16
Technical Committee 16
Business to be Acted Upon at the Meeting **17**
Receipt of Financial Statements 17
Number of Directors 17
Election of Directors 18
Appointment of Auditors 19
Amended and Restated Stock Option Plan 20
Amended and Restated Performance Share Unit Plan 20
Interest of Certain Persons in Matters to be Acted Upon **21**
Other Matters to be Acted Upon **21**
Effective Date **21**
Additional Information **21**
Approval of Directors and Certificate **22**
Appendix A – Alignment with TSX Corporate Governance Guidelines A-1
Appendix B – Amended and Restated Stock Option Plan B-1
Appendix C – Amended and Restated Performance Share Unit Plan C-1

DEER CREEK ENERGY LIMITED

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
May 26, 2005

TO THE SHAREHOLDERS OF DEER CREEK ENERGY LIMITED

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders of Deer Creek Energy Limited ("Deer Creek" or the "Corporation") will be held in the Viking Room at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on May 26, 2005 at 10:00 a.m. (Calgary time). The purpose of the meeting is to consider, and to take action with respect to, the following matters:

1. the receipt of the audited financial statements of the Corporation for the year ended December 31, 2004, together with the auditors' report thereon;
2. to set the number of directors at seven, subject to the authority of the Board of Directors pursuant to the articles of Deer Creek to appoint additional directors between Meetings;
3. the election of directors of the Corporation for the ensuing year;
4. the appointment of auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration;
5. to consider, and if thought appropriate, to approve the amended and restated Stock Option Plan of the Corporation on the terms and conditions set forth in the attached Management Proxy Circular;
6. to consider, and if thought appropriate, to approve the amended and restated Performance Share Unit Plan of the Corporation on the terms and conditions set forth in the attached Management Proxy Circular; and
7. the transaction of such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Shareholders are referred to the accompanying Management Proxy Circular dated April 13, 2005 for more detailed information with respect to the matters to be considered at the Meeting.

A shareholder may attend the Meeting in person or may be represented thereat by proxy. Shareholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying Instrument of Proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Management Proxy Circular. **An Instrument of Proxy will not be valid unless it is deposited with Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, no later than 10:00 a.m. (Calgary time) on Tuesday, May 24, 2005. A person appointed as proxyholder need not be a shareholder of the Corporation.**

Only persons registered as holders of common shares on the records of the Corporation as of the close of business on April 22, 2005 are entitled to receive notice of the Meeting.

DATED as of the 13th day of April, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *Glen C. Schmidt*
President and Chief Executive Officer


DEER CREEK
Energy Limited

Annual and Special Meeting of Shareholders to be held on May 26, 2005

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular (this "Information Circular") is furnished in connection with the solicitation by the management of Deer Creek Energy Limited ("Deer Creek" or the "Corporation") of proxies to be used at the annual and special meeting (the "Meeting") of the shareholders (the "Shareholders") of the Corporation, which is to be held at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting (the "Notice") and in this Information Circular. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation. Costs associated with the solicitation of proxies will be borne by the Corporation.

Appointment of Proxyholders and Revocation of Proxies

Glen C. Schmidt and John S. Kowal, the management designees named in the accompanying Instrument of Proxy (the or a "Proxy"), are both officers of the Corporation. **A Shareholder has the right to appoint a person (who need not be a Shareholder) other than Glen C. Schmidt or John S. Kowal, to represent the Shareholder at the Meeting.** To exercise this right, a Shareholder should insert the name of the other person in the blank space provided on the Proxy or complete another appropriate form of proxy. A form of proxy will not be valid unless it is deposited with Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, no later than 10:00 a.m. (Calgary time) on Tuesday, May 24, 2005.

A Shareholder who has given a form of proxy may revoke it, in any manner permitted by law including, by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney of the corporation and deposited either at the registered office of the Corporation, being Bennett Jones LLP, 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7, fax number (403) 265-7219, Attention: Robert A. Lehodey, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the form of proxy is to be used, or with the Chairman of such Meeting on the day of the Meeting or any adjournment thereof. In addition, a form of proxy may be revoked by the Shareholder personally attending at the Meeting and voting his or her shares.

Signing of Proxy

The Proxy must be signed by the Shareholder or the Shareholder's duly appointed attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer. A Proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person's capacity (following his or her signature) and should

be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Voting of Proxies and Exercise of Discretion by Proxyholders

All common shares of the Corporation ("Common Shares") represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in a Proxy, the Common Shares represented by the Proxy will be voted in accordance with such instructions. The management designees named in the accompanying Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them on any ballot that may be called for at the Meeting. **In the absence of such direction, the Common Shares will be voted FOR each matter set forth on the accompanying Notice. The accompanying Proxy also confers discretionary authority upon the persons named therein with respect to amendments of, or variations to, the matters identified in the Notice and with respect to other matters that may properly be brought before the Meeting.** At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares - General

The record date for the purpose of determining holders of Common Shares is April 22, 2005. Shareholders of record on that date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares, subsequent to April 22, 2005; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list for the Meeting in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting. The transfer books will not be closed.

As at the date of this Information Circular, there were 47,948,484 Common Shares issued and outstanding each of which is entitled to one vote at the Meeting.

Principal Holders of Common Shares

To the best of the knowledge of the Corporation, as at the date of this Information Circular, there are no persons or companies who own beneficially, directly or indirectly, or exercise control or direction over, shares that carry more than 10% of the voting rights attached to the issued Common Shares other than the following:

Name and Municipality of Residence	Number of Common Shares Owned	Percentage of Class of Common Shares
The Beacon Group Energy Investment Fund II L.P. [1] New York, New York, USA	**15,976,528**	**33%**
Wellington Management Company, LLP Boston, MA, USA	**4,829,500**	**10%**

Note:

(1) The Beacon Group Energy Investment Fund II L.P. ("Beacon") beneficially owns 15,320,401 Common Shares (which is comprised of 2,276,949 Common Shares directly and 13,043,452 Common Shares through Riverside Investments LLC ("Riverside"), on behalf of Beacon) and Friends of Lime Rock LP ("FOLR") beneficially owns 656,127 Common Shares. These investments in the Corporation are managed by Lime Rock Management LP, of which Mr. Farber is a Managing Director and Messrs. Farber and Clarkson are limited partners. Mr. Farber also has an indirect ownership interest in Beacon, Riverside and FOLR. Messrs. Farber and Clarkson disclaim beneficial ownership of the subject shares except to the extent of their pecuniary interest, if any, therein.

Advice to Beneficial Holders

The information set forth in this section is of significant importance as most of the Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's own name on the records of the Corporation. Such Common Shares will more likely be registered in the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of these shares are registered in the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting their Common Shares in person or by way of proxy unless their brokers or agents are given specific instructions. If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every broker has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the Proxy provided to Registered Shareholders, however, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically prepares a machine-readable voting instruction form, mails that form to the Beneficial Shareholders and asks Beneficial Shareholders to return the instruction forms to ADP. Alternatively, Beneficial Shareholders can either call their toll-free telephone number to vote their Common Shares or access ADP's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote Common Shares directly at the Meeting – voting instructions must be provided to ADP (in accordance with the instructions set forth on the ADP form) well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the Registered Shareholder should enter their own names in the blank space on the Proxy and return the Proxy to their broker (or the**

broker's agent) in accordance with the instructions provided by such broker (or agent) well in advance of the Meeting.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth information concerning the total compensation received or earned, during each of the last three financial years (as applicable), by the Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO") of the Corporation and the other executive officers of the Corporation (the "Named Executive Officers").

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus[1] ($)**	**Other Annual Compensation[2] ($)**	**Securities Under Options Granted (#)**	**All Other Compensation ($)**
Glen C. Schmidt	2004	150,019	237,600	50,006	70,000	8,591
President and	2003	132,057	100,004	45,000	70,000	3,694
CEO	2002	141,833	74,400	35,000	90,000	150
John S. Kowal[3]	2004	124,936	143,200	24,999	39,000	7,677
Vice President,	2003	71,713	26,005	13,333	120,000	2,824
Finance and CFO	2002	N/A	N/A	N/A	N/A	N/A
Mark A. Montemurro[4]	2004	124,822	90,000	24,999	39,000	8,543
Vice President,	2003	119,951	56,000	20,000	39,000	5,453
Thermal	2002	44,189	14,062	8,334	120,000	936
Gary R. Purcell[5]	2004	124,783	133,600	24,999	39,000	7,769
Vice President,	2003	27,691	20,003	5,000	120,000	1,211
Business Development	2002	N/A	N/A	N/A	N/A	N/A
Donald A. Riva[6]	2004	124,899	92,400	24,999	39,000	5,575
Vice President, Mining	2003	116,547	33,749	20,000	39,000	3,910
	2002	44,189	14,062	8,334	120,000	904

Notes:

(1) For the year 2004, the Named Executive Officers, with the exception of Mr. Montemurro, received a portion of the bonus in cash and a portion of the bonus in performance share units. The portion of the bonus earned in performance share units is equal to the cash amount of the bonus divided by the closing price of the Common Shares listed on the Toronto Stock Exchange on the trading day prior to the grant date. For 2004, Mr. Montemurro received his entire bonus in cash. For the years 2003 and 2002, in lieu of the cash amount of the bonus, each Named Executive Officer received a number of performance share units equal to the cash amount of the bonus divided by the last price of the Common Shares issued prior to the Corporation becoming a public company. Accordingly, performance share units were granted as part of the bonus paid to the Named Executive Officers as follows: Glen C. Schmidt, 8,600 (2004), 11,429 (2003), 16,000 (2002); John S. Kowal, 5,200 (2004), 2,972 (2003); Mark A. Montemurro, 6,400 (2003), 3,024 (2002); Gary R. Purcell, 4,600 (2004), 2,286 (2003); and Donald A. Riva, 3,900 (2004), 3,857 (2003), 3,024 (2002). Each performance share unit entitles the holder to receive one Common Share upon payment of $0.05 per Common Share for performance share units granted prior to the 2004 grant and $0.01 per Common Share for performance share units granted thereafter. The bonus amounts in 2004 also include a one-time cash bonus paid in connection with the successful completion of Deer Creek's initial public offering as follows: Glen C. Schmidt, $100,000; John S. Kowal, $60,000; Mark A. Montemurro, $30,000; Gary R. Purcell, $60,000; and Donald A. Riva, $30,000.

(2) In lieu of the cash amount of the other annual compensation, each Named Executive Officer received a number of performance share units equal to the cash amount of the other annual compensation divided by the last price of the Common Shares issued prior to the Corporation becoming a public company. Accordingly, performance share units were granted as part of the other annual compensation to the Named Executive Officers as follows: Glen C. Schmidt, 5,715 (2004), 9,678 (2003), 7,527 (2002); John S. Kowal, 2,857 (2004), 2,868 (2003); Mark A. Montemurro, 2,857 (2004), 4,301 (2003), 1,793 (2002); Gary R. Purcell, 2,857 (2004), 1,076 (2003); and Donald A. Riva, 2,857 (2004), 4,301 (2003), 1,793 (2002). Each performance share unit entitles the holder to receive one Common Share upon

payment of $0.05 per Common Share for performance share units granted prior to the 2004 grant and $0.01 per Common Share for performance share units granted thereafter.

(3) Mr. Kowal commenced employment with the Corporation on May 8, 2003.

(4) Mr. Montemurro commenced employment with the Corporation on August 8, 2002.

(5) Mr. Purcell commenced employment with the Corporation on October 1, 2003. In addition, Mr. Purcell received $57,097 (2003) and $5,040 (2002) in connection with consulting services provided to the Corporation by White Oak Enterprises Inc. prior to his employment with the Corporation.

(6) Mr. Riva commenced employment with the Corporation on August 8, 2002.

There are no long-term compensation arrangements, benefit or actuarial plans in place.

Employment Agreements

The Corporation has entered into employment agreements (each an "Employment Agreement") with each of Mr. Schmidt, Mr. Kowal, Mr. Montemurro, Mr. Purcell and Mr. Riva. Pursuant to each Employment Agreement, if at any time during the term of the Employment Agreement, the Named Executive Officer is terminated for other than "just cause" (as defined in the Employment Agreement) all stock options ("Options"), performance share units ("PSUs") or other entitlements for the purchase or acquisition of Common Shares, whether or not then vested, will immediately become exercisable and the Corporation shall pay a lump sum equal to (i) one times annual base salary (two times annual base salary for Mr. Schmidt), (ii) 15% of annual base salary to compensate for lost benefits and (iii) one times the value of the most recent grant of base PSUs granted to the Named Executive Officer (two times the value of base performance share units granted to Mr. Schmidt) pursuant to the Performance Share Unit Plan (the "PSU Plan") and the Stock Option Plan (the "Option Plan") of the Corporation.

Pursuant to the Employment Agreement with Mr. Schmidt, if at any time during the term of the Employment Agreement, there is a "change of control" (as defined in the Employment Agreement), then Mr. Schmidt shall be entitled to elect, within a period of six months, to terminate his employment services with the Corporation and all Options, PSUs or other entitlements for the purchase or acquisition of Common Shares, whether or not then vested, will immediately become exercisable and the Corporation shall pay a lump sum in an amount equal to the amount set forth in the foregoing paragraph.

Stock Options and Performance Share Units to Purchase Common Shares

The Corporation has adopted the Option Plan and the PSU Plan under which the Board of Directors of the Corporation (the "Board") may allocate non-transferable Options and PSUs to acquire Common Shares to directors, officers, employees and providers of service of the Corporation and its subsidiaries. Options granted pursuant to the Option Plan are for a maximum term of seven years, subject to earlier termination in certain events with the exercise price equal to the closing price of the Common Shares listed on the Toronto Stock Exchange (the "TSX") on the trading day prior to the grant date. PSUs granted pursuant to the PSU Plan are for an indefinite term, subject to earlier termination in certain events with the exercise price equal to $0.05 per share for PSUs granted prior to 2005 and $0.01 per share for PSUs granted thereafter. PSUs granted in the year 2005 and thereafter have a maximum term of seven years, subject to earlier termination in certain events.

The Board has approved amendments to each of the Option Plan and PSU Plan to specify that the maximum number of Common Shares issuable pursuant to such plans and any other share compensation arrangements equal, in the aggregate, not more than 10% of the total issued and outstanding Common Shares of the Corporation from time to time. These amendments require approval by the Shareholders. See "Business to be Acted Upon at the Meeting – Amended and Restated Option Plan" and "Business to be Acted Upon at the Meeting – Amended and Restated Performance Share Unit Plan".

Stock Option and Performance Share Unit Grants During the Year Ended December 31, 2004

Options and PSUs granted to the Named Executive Officers during the financial year ended December 31, 2004 were as follows:

	Common Shares Under Securities Granted (#)		% of Total Options/ PSUs Granted in Fiscal Year	Exercise Price of Options/PSUs ($/security)	Market Value of Common Shares Underlying Options/ PSUs ($/security)	Expiry Date of Options/PSUs[1]
	Options	PSUs				
Glen C. Schmidt	70,000	17,144	9.2/18.1	8.75/0.05	8.75/0.05	March 25, 2011/ -
John S. Kowal	39,000	5,829	5.2/6.2	8.75/0.05	8.75/0.05	March 25, 2011/ -
Mark A. Montemurro	39,000	9,257	5.2/9.8	8.75/0.05	8.75/0.05	March 25, 2011/ -
Gary R. Purcell	39,000	5,143	5.2/5.4	8.75/0.05	8.75/0.05	March 25, 2011/ -
Donald A. Riva	39,000	6,714	5.2/7.1	8.75/0.05	8.75/0.05	March 25, 2011/ -

Note:

(1) PSUs granted prior to 2005 do not have an expiry date.

Aggregated Stock Option and Performance Share Unit Exercises During the Year Ended December 31, 2004 and December 31, 2004 Option and Performance Share Unit Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised Options and PSUs as at December 31, 2004 and Options and PSUs exercised by the Named Executive Officers during the financial year ended December 31, 2004:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/PSUs at December 31, 2004 (#)		Value of Unexercised in-the-Money Options/PSUs at December 31, 2004 ($)[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Glen C. Schmidt	Nil	Nil	360,000/53,849	110,000/Nil	2,100,250/495,411	290,750/Nil
John S. Kowal	Nil	Nil	69,750/8,697	89,250/Nil	280,875/80,012	290,625/Nil
Mark A. Montemurro	Nil	Nil	119,250/18,375	78,750/Nil	508,575/169,050	242,325/Nil
Gary R. Purcell	Nil	Nil	69,750/6,219	89,250/Nil	280,875/57,215	290,625/Nil
Donald A. Riva	Nil	Nil	119,250/15,832	78,750/Nil	508,575/145,654	242,325/Nil

Note:

(1) The value of the unexercised "in-the-money" Options and PSUs has been determined by subtracting the exercise price of the Options or PSUs, as applicable, from $9.25 being the closing price of the Common Shares on December 31, 2004 on the TSX, and multiplying by the number of Common Shares that may be acquired upon the exercise of the Options and PSUs.

Report on Executive Compensation

The Corporation has a Human Resources and Governance Committee consisting of four independent directors (Messrs. Clarkson, Farber, Hiebert, and Jackson), none of whom are employees or officers of the Corporation or any of its affiliates. Mr. Jackson is the Chair of the Human Resources and Governance Committee. Following, is the report of this committee on executive compensation:

Compensation Philosophy

The Corporation's executive compensation philosophy is based on using a combination of (i) a market competitive base salary, (ii) an at risk component, weighted for company size/maturity, and (iii) participation in the increase in the value of the Corporation's Common Shares through Options and PSUs.

In designing and administering the Corporation's executive compensation program, the Human Resources and Governance Committee takes into consideration the balance between short and long-term compensation objectives, as well as the peer group comparisons based on size and maturity of the Corporation. The Human Resources and Governance Committee reviews the peer group comparisons annually, in addition to the market competitive positioning. The Corporation's current approach to executive compensation utilizes (i) base salary, (ii) base PSUs, (iii) bonus PSUs, and (iv) Options.

The Corporation also pays certain perquisite benefits and group health benefits for the Named Executive Officers, which are taxable benefits. The Corporation participates in an Executive Health Program for the benefit of the Named Executive Officers.

In 2004, executive compensation was generally weighted in the following manner:

Cash compensation(1)	36%
Stock-based compensation(2)	64%

Notes:

(1) Cash compensation excludes the cash bonus paid in connection with the Corporation's successful initial public offering which was an exceptional event.

(2) Options are valued at an assumed anticipated cash value of 40% of the face value.

Expert Advice

The Corporation and the Human Resources and Governance Committee retain a consultant to provide information from industry sources and advice on compensation. Materials are presented several times throughout the calendar year to ensure that the Corporation and the Human Resources and Governance Committee are well informed on compensation events and trends in the Canadian oil and gas industry.

Base Salary

Base salaries for the Named Executive Officers are paid within salary ranges established through peer group comparison. The peer group comparison is formulated using a number of groupings of companies based on size (revenue, number of employees, production) and a grouping of oil sands specific organizations, provided to the Corporation by an outside consultant focused on the oil and gas industry in Calgary. During the phased growth of the Corporation, transitional salary ranges are calculated and the target to median compensation will be adjusted. In assessing salary ranges, the Corporation also takes into consideration the individuals' duties, performance and experience. Base salary comparisons to peer groups compare base salary of peers to base salary plus base PSUs of the Named Executive Officers.

Base salaries for the Named Executive Officers were set in the 2004 financial year on the basis set out above after review and recommendations of the CEO, the Human Resources and Governance Committee and approval by the Board.

Base Performance Share Units

Due to the transitional nature of the Corporation, base PSUs are utilized as part of the base salary compensation. PSUs provide the Named Executive Officers an opportunity to participate in the growth of the organization in addition to adding a performance element to the base salary. Base PSUs are granted annually.

Bonus Performance Share Units

PSUs are utilized to provide short term, risked compensation to the Named Executive Officers. The bonus range for vice president level is up to 40% of base salary plus base PSU compensation and up to 50% of base salary plus base PSU compensation bonus range for the CEO. The bonus amount within

the range is determined based on a number of area specific, corporate and individual growth goals identified at the beginning of the year and are approved by the CEO and the Human Resources and Governance Committee and the Board. The bonus may be made in cash, at the direction of the Board.

Stock Option Compensation

The Corporation utilizes Option compensation as a long-term incentive for the Corporation in general and Human Resources and Governance Committee does so more aggressively at the executive management level. The intent is to introduce a long-term performance gain opportunity (risked compensation) and to align the interest of Option holders with the Shareholders of the Corporation. Options are granted based on a number of measures including individual, unit and corporate goals. These goals are set annually with the Human Resources and Governance Committee.

CEO Compensation

Mr. Schmidt's responsibility is to provide executive leadership and direction to the organization and to ensure business goals are achieved. Mr. Schmidt is measured against the goals set and approved by the Board. Specifically, the goals set for 2004 were:

- initial public offering, completion of optimal debt/equity issues;
- SAGD Phase I commissioned and operating;
- SAGD Phase II regulatory approval;
- advance the mining project and SAGD Phase III through public disclosure and the regulatory process; and
- update and optimize the business strategy for the Corporation.

The CEO salary is set using the same peer analysis as the remainder of the employees and is also compared against sector specific companies. Mr. Schmidt achieved these goals and his compensation is described under "Compensation of Executive Officers – Summary Compensation Table".

This report submitted by the Human Resources and Governance Committee:

S. Barry Jackson (Chair)
John G. Clarkson
Jonathan C. Farber
Ronald J. Hiebert

Performance Graph

The following performance graph compares the cumulative total return to Shareholders on the Common Shares (assuming a $100 investment was made on July 29, 2004, the date the Common Shares first commenced trading on the TSX, at a closing price of $9.30) with the cumulative total return on the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index (assuming the reinvestment of dividends) during the period commencing July 29, 2004 and ending December 31, 2004:


$150.00
$100.00
$50.00
$0.00
Jul. 29, 2004
Aug. 31, 2004
Sep. 30, 2004
Oct. 31, 2004
Nov. 30, 2004
Dec. 31, 2004

	Jul. 29, 2004	Aug. 31, 2004	Sep. 30, 2004	Oct. 31, 2004	Nov. 30, 2004	Dec. 31, 2004
♦ S&P/TSX Composite Index	$ 100.00	$ 99.37	$ 103.01	$ 105.52	$ 107.57	$ 110.41
■ S&P/TSX Capped Energy Index	$ 100.00	$ 97.21	$ 105.82	$ 108.33	$ 113.60	$ 113.47
▲ Corporate Total Return	$ 100.00	$ 91.40	$ 89.78	$ 95.16	$ 97.63	$ 99.46
Corporation Stock Closing Price	$ 9.30	$ 8.50	$ 8.35	$ 8.85	$ 9.08	$ 9.25

Compensation of Directors

Directors of Deer Creek are eligible to be granted Options pursuant to the Option Plan. During the financial year ended December 31, 2004, Options to purchase an aggregate of 66,000 Common Shares at an exercise price of $8.75 per Common Share were granted to non-employee directors. As at December 31, 2004, non-employee directors held Options to purchase an aggregate of 480,000 Common Shares with a weighted average exercise price of $5.37 per Common Share.

Retainers for 2004 for non-employee directors, which were paid entirely by the granting of PSUs pursuant to the PSU Plan, were as follows:

Board	$ 20,000
Incremental Committee Chair	$ 10,000
Incremental Board Chair	$ 20,000

Mr. Schmidt, an executive officer of Deer Creek during 2004, was also a director and, as such, received no compensation as a director.

Indebtedness of Directors and Senior Officers

No director, officer or proposed nominee for election as a director of the Corporation or any associate of any such persons is, or has been, indebted to the Corporation or is indebted to any other entity where the indebtedness is subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any subsidiary.

Interest of Insiders in Material Transactions

Except as described elsewhere herein, none of the directors or senior officers of Deer Creek nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

EQUITY COMPENSATION PLAN INFORMATION

In January, 2005, the TSX revised its requirements concerning security based compensation arrangements (the "New TSX Requirements"). The Board has amended the Option Plan and the PSU Plan to allow the grant of Options and PSUs such that the number of Common Shares issuable upon exercise of outstanding Options and PSUs, together with Common Shares issuable under any other security based compensation arrangement of the Corporation, represent in aggregate not more than 10% of the number of issued and outstanding Common Shares of the Corporation from time to time. This change requires Shareholder approval. See "Business to be Acted Upon At the Meeting – Amended and Restated Stock Option Plan" and "Business to be Acted Upon At the Meeting – Amended and Restated Performance Share Unit Plan". Details of the revised Option Plan and the revised PSU Plan are set forth below. The directors of the Corporation have approved the Amended and Restated Option Plan and the Amended and Restated PSU Plan.

Equity Compensation Grants as at December 31, 2004

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options/ PSUs	Weighted-Average Exercise Price of Outstanding Options/PSUs	Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Option Plan	2,339,200	$5.80	1,404,677
PSU Plan	171,114	$0.05	764,855
Total	2,510,314	$5.41	2,169,532

As at April 13, 2005, the 2,639,148 Options outstanding, 241,071 PSUs outstanding and 1,799,627 securities remaining issuable under any equity compensation plan represented 5.5%, 0.5% and 3.8%, respectively, of the aggregate number of issued and outstanding Common Shares.

Stock Option Plan

The Corporation believes that the granting of Options is an important part of the compensation structure for a company of its size and in its industry, not only to retain the services of its existing employees, but also to continue to attract qualified personnel to the Corporation. Moreover, the directors, officers, employees and providers of service who receive Options increase their financial interest in the Corporation, which further aligns their interests with those of the Shareholders.

Officers, directors, employees and providers of services to the Corporation are eligible to receive Options under the Option Plan, which is administered by the Board. The Option Plan provides that the exercise price of Options may not be less than the market price of the Common Shares at the time the Option is granted as permitted by the rules of the TSX. The market price is the closing price of the Common Shares on the TSX on the first day preceding the date of grant on which at least one board lot of Common Shares is traded. The period over which any Option may be exercised will be determined at the time of the granting of the Option by the Board, although the Option Plan prohibits such period from extending beyond seven years from the date of grant. Vesting is determined by the Directors at the time Options are granted. The aggregate number of Common Shares issuable upon the exercise of Options granted under the Option Plan at any time shall not: (i) together with Common Shares issuable under any other security based compensation arrangement of the Corporation, be greater than 10% of the issued and outstanding Common Shares; (ii) in respect of insiders of the Corporation, exceed, together with Common Shares issuable under any other security based compensation arrangement of the Corporation, 10% of the aggregate number of Common Shares; (iii) in respect of any one person, exceed 5% of the aggregate number of issued and outstanding Common Shares; and (iv) in respect of non-employee

directors of the Corporation, exceed, together with Common Shares issuable under any other security based compensation arrangement of the Corporation, 2% of the issued and outstanding Common Shares, in all cases from time to time. If any Option granted under the Option Plan is exercised or expires or terminates without having been exercised, the number of Common Shares to which such Option relates shall be available for the purpose of the granting of Options under the Option Plan or any other security based compensation plan of the Corporation.

Options are non-assignable and non-transferable by the person to whom they are granted except by will or the laws of descent and distribution. In the event the holder of Options ceases to be employed by the Corporation for any reason (except as a result of death, permanent disability or normal retirement), the holder's Options shall be terminated on the earlier of the expiry date of the Option and 90 days after the date of such termination. In the event of a holder's death, permanent disability or normal retirement, an Option shall be exercisable until the earlier of the expiry date of the Option or the date that is 12 months after the date of death, permanent disability or normal retirement, whichever is earlier. In the case of normal retirement, Options that would have vested in the year following retirement will accelerate, such that they vest upon normal retirement.

In the event of a sale by the Corporation of all or substantially all of its assets or the Corporation undergoes a "change of control" (as defined in the Option Plan), all Options shall immediately vest and be exercisable until the earlier of the expiry date of the Option and the date that is 90 days after the date of the closing of the sale by the Corporation of all or substantially all of its assets or the transaction causing a change of control of the Corporation. Upon the expiration of such period, all rights of the participant to exercise an Option shall terminate.

The Board may, at any time, suspend or terminate the Option Plan. The Board may amend or revise the terms of the Option Plan or any Options, subject to necessary regulatory approval provided that:

1. no such amendment or revision shall in any manner materially adversely affect the rights of any participant under any Options theretofore granted without such participant's consent;
2. the participants shall be advised by the Corporation of any such amendments, modifications or revisions unless the amendment, modification or revision is immaterial or non-substantive;
3. any material amendment to the Option Plan shall be approved by a majority of the votes cast at a meeting of Shareholders; and
4. any material amendment to an Option held by an insider, including a change in the exercise price or expiry date, must be approved by a majority of the votes cast at a meeting of Shareholders, excluding the votes attached to shares beneficially owned by such insider.

Any such amendments shall, if made, become effective on the date selected by the Board.

Performance Share Unit Plan

Similar to the Option Plan, the Corporation believes that the granting of PSUs is an important part of the compensation structure for a company of its size and in its industry, not only to retain the services of its existing employees, but also to assist the Corporation in compensating participants under the PSU Plan by providing them the right to acquire Common Shares at a nominal exercise price in lieu of paying cash bonuses. As a result, PSUs will enable the directors, officers, employees and providers of services to increase their financial interest in the Corporation, which further aligns their interests with those of the Shareholders and saves the Corporation cash resources that would otherwise be needed to pay certain compensation amounts.

Officers, directors, employees and providers of services to the Corporation are eligible to receive PSUs under the PSU Plan, which is administered by the Board. The PSU Plan provides that the exercise

price of PSUs is to be $0.01 per PSU. The period over which any PSU may be exercised will be determined at the time of the granting of the PSU by the Board, although the PSU Plan prohibits such period from extending beyond seven years from the date of grant. Vesting is determined by the Board at the time PSUs are granted. The aggregate number of Common Shares issuable upon the exercise of PSUs granted under the PSU Plan at any time shall not: (i) together with Common Shares issuable under any other security based compensation arrangement of the Corporation, be greater than 10% of the issued and outstanding Common Shares; (ii) in respect of insiders of the Corporation, exceed, together with Common Shares issuable under any other security based compensation arrangement of the Corporation, 10% of the aggregate number of Common Shares; (iii) in respect of any one person, exceed 5% of the aggregate number of issued and outstanding Common Shares; and (iv) in respect of non-employee directors of the Corporation, exceed, together with Common Shares issuable under any other security based compensation arrangement of the Corporation, 2% of the aggregate number of issued and outstanding Common Shares, in all cases from time to time. If any PSU granted under the PSU Plan is exercised or expires or terminates without having been exercised, the number of Common Shares to which such PSU relates shall be available for the purpose of the granting of PSUs under the PSU Plan or any other security based compensation plan of the Corporation.

PSUs are non-assignable and non-transferable by the person to whom they are granted except by will or the laws of descent and distribution. In the event the holder of PSUs ceases to be employed by the Corporation for any reason (except as a result of death, permanent disability or normal retirement), the holder's PSUs shall be terminated on the earlier of the expiry date of the PSU and 90 days after the date of such termination. In the event of a holder's death, permanent disability or normal retirement, a PSU shall be exercisable until the earlier of the expiry date of the PSU or the date that is 12 months after the date of death, permanent disability or normal retirement, whichever is earlier. In the case of normal retirement, PSUs that would have vested in the year following retirement will accelerate, such that they vest upon normal retirement.

In the event of a sale by the Corporation of all or substantially all of its assets or the Corporation undergoes a "change of control" (as defined in the PSU Plan), all PSUs shall immediately vest and be exercisable until the first to occur of the expiry date of the PSU and the date that is 90 days after the date of the closing the of sale by the Corporation of all or substantially all of its assets or the transaction causing a change of control of the Corporation. Upon the expiration of such period, all rights of the participant to exercise a PSU shall terminate.

The Board may, at any time, suspend or terminate the PSU Plan. The Board may amend or revise the terms of the PSU Plan or any PSUs, subject to necessary regulatory approval provided that:

1. no such amendment or revision shall in any manner materially adversely affect the rights of any participant under any PSUs theretofore granted without such participant's consent;
2. the participants shall be advised by the Corporation of any such amendments, modifications or revisions unless the amendment, modification or revision is immaterial or non-substantive;
3. any material amendment to the PSU Plan shall be approved by a majority of the votes cast at a meeting of Shareholders; and
4. any material amendment to a PSU held by an insider, including a change in the exercise price or expiry date, must be approved by a majority of the votes cast at a meeting of Shareholders, excluding the votes attached to shares beneficially owned by such insider.

Any such amendments shall, if made, become effective on the date selected by the Board.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board of Deer Creek and the structures, traditions and processes of leadership and stewardship that assign power, define roles and responsibilities

governing communications with the Shareholders and ensure accountability. Deer Creek also believes that corporate governance is about creating a culture of openness among all of the Deer Creek stakeholders.

The Board believes that effective corporate governance is critical to the continued and long-term success of Deer Creek by helping to maximize shareholder value over time. Deer Creek continues to update and modify its governance practices in these changing times, but the Board is also of the view that Deer Creek's general approach to corporate governance is appropriate and consistent with the objectives reflected in the guidelines for improved corporate governance in Canada adopted by the TSX. The TSX guidelines deal with matters such as the mandate, constitution and independence of corporate boards of directors and board committees.

Alignment with Toronto Stock Exchange Corporate Governance Guidelines

Under the current rules of the TSX, Deer Creek is required to disclose information relating to its corporate governance system with specific reference to each of the TSX's 14 guidelines for effective corporate governance. Where Deer Creek's corporate governance system is different from any of the guidelines or where the guidelines do not apply to Deer Creek's corporate governance system, Deer Creek is required to explain the differences or the inapplicability of the guidelines.

The alignment of Deer Creek's corporate governance practices with the 14 guidelines recommended by the TSX is disclosed in Appendix "A" attached to this Information Circular. The Human Resources and Governance Committee is satisfied that the corporate governance practices of Deer Creek are consistent with the guidelines recommended by the TSX and will continue to monitor any legislative or regulatory developments in recommended best corporate governance practices to ensure continued compliance.

Standards of Business Conduct

Deer Creek has adopted standards of business conduct, which includes policies regarding business ethics, conflicts of interest, health, safety and the environment, workplace harassment and confidentiality, including company secrets, patents and copyrights, unauthorized use of inside information, and privacy.

Board of Directors

Structure and Composition

The Board is currently comprised of seven directors, a size that the Board believes is appropriate having regard to the size and complexity of the business of Deer Creek. The Board evaluates its current directors and has established criteria for the selection of new directors when appropriate, in an effort to foster a diversity of viewpoints and to ensure a depth of business and other valuable experience.

The guidelines of the TSX suggest that the Board of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of Deer Creek, other than interests and relationships arising from shareholding. Six of the current seven directors of Deer Creek nominated for election at the Meeting (Messrs. John G. Clarkson, Jonathan C. Farber, Ronald J. Hiebert, S. Barry Jackson, Gordon J. Kerr and Brian K. Lemke) are considered by the Board to be "unrelated" within the meaning of the TSX guidelines. Mr. Glen C. Schmidt, the President and CEO of Deer Creek, is the only "inside" or management director and accordingly is considered to be "related".

Mandate and Charter of the Board of Directors

The Board's fundamental objectives are to enhance and preserve long-term shareholder value, to ensure Deer Creek meets its obligations on an ongoing basis and that Deer Creek operates in a reliable and safe manner. In performing its functions, the Board also considers the legitimate interests its other stakeholders such as employees, customers and communities may have in Deer Creek. In broad terms, the stewardship of Deer Creek involves the Board in strategic planning, risk management and mitigation, senior management determination, communication planning and internal control integrity.

The responsibility of the Board, as prescribed by corporate statute, is to manage the business and affairs of Deer Creek, and to act honestly and in good faith with a view to the best interests of Deer Creek and to exercise the care, diligence and skill that reasonably prudent people would in comparable circumstances. In fulfilling this responsibility, the Board oversees, reviews, develops or establishes, as the case may be, among other things:

1) appropriate structures and procedures to permit the Board to function independently of management;

2) long-term goals and strategic planning processes;

3) the appointment of the CEO, monitors and assesses CEO performance, determines CEO compensation and provides advice and counsel in the execution of the CEO's duties;

4) systems to monitor and manage the principal risks of Deer Creek with a view to the long-term viability of Deer Creek;

5) the training and development of management and orderly succession of management;

6) policies and programs for effective and timely communication with the Corporation's Shareholders, other stakeholders and the public generally; and

7) internal control and information systems necessary and appropriate for Deer Creek's business.

The Board reviews its mandate to ensure that it is current with all of the legislative changes occurring in the corporate governance field.

Meetings of the Board of Directors

The Board meets in person at least five times annually. In addition to its regular quarterly meetings, once per year the Board meets with the entire management team for business discussions and strategy planning. The Board holds additional unscheduled meetings from time-to-time as business needs require. The Board held 13 meetings in 2004.

Mr. Jackson, an unrelated director, has been appointed Chairman of the Board of Deer Creek. Generally, the practice of the Board at most meetings is to have the unrelated directors meet without management present in sessions chaired by the Chairman of the Board to discuss any procedural or substantive issues.

Committees of the Board of Directors

The committees of the Board are an integral part of governance structure of Deer Creek as they facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. The Board has three committees: the Audit Committee, the Human Resources and Governance Committee and the Technical Committee. All of the committees have a written mandate which has been approved by the Board. To ensure the independence of the Board in the

discharge of its responsibilities, all of the committees (other than the Technical Committee) are currently comprised entirely of unrelated directors.

Members of Deer Creek management are frequently invited to participate in meetings of the committees in order to provide management insight and information to committee deliberations. As a matter of practice, the committees conduct a portion of each meeting without management present to facilitate their functioning independently of management. All members of the Board are welcome to participate in committee meetings regardless of whether or not they are a member of the committee in question, but directors do not receive remuneration for such attendance unless they are a member of that committee.

Committee Composition

Each committee consists of a minimum of three directors and there is a requirement that each member of both the Audit Committee and Human Resources and Governance Committee be unrelated (non-management) and independent. The Board designates one member of the Audit Committee as its Chair and the Board designates or, if it does not do so, the members of the committee elect a Chair of each of the Human Resources and Governance Committee and Technical Committee. Each member of the Audit Committee is required to be "financially literate" (i.e. have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's Financial Statements) and one member is required to have "accounting or related financial management expertise" (i.e. have the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles). Each member of the Technical Committee is required to have a general familiarity with health, safety and environmental matters and with petroleum and natural gas reserve and resource matters. The Board gives consideration to the periodic rotation of membership of each committee and, from time to time as the Board sees fit, chairmanship of the committees.

The committees, their current members and the number of times they met during 2004 are set forth below.

Committee	Members	Number of Meetings
Audit Committee	Brian K. Lemke (Chair) Jonathan C. Farber Ronald J. Hiebert Gordon J. Kerr	four
Human Resources and Governance Committee	S. Barry Jackson (Chair) John G. Clarkson Jonathan C. Farber Ronald J. Hiebert	two
Technical Committee	John G. Clarkson (Chair) S. Barry Jackson Glen C. Schmidt	five

Committee Meetings and Attendance

Meetings of the committees are held throughout the year as required, and the Audit Committee meets at least four times per year in conjunction with the review of annual and quarterly financial statements, management discussion and analysis disclosure and reports to shareholders. Each committee can hold unscheduled additional meetings from time to time as business needs require or as may be requested by a member of the Board.

The following table reflects the attendance of each of the directors for the year ended December 31, 2004 for meetings of the Board and committees of which they were a member.

Director	Number of Meetings Attended	
	Board	Committee
John G. Clarkson	13/13	7/7
Jonathan C. Farber	13/13	6/6
Ronald J. Hiebert	12/13	6/6
S. Barry Jackson	13/13	7/7
Gordon J. Kerr	8/13	4/4
Brian K. Lemke	13/13	4/4
Glen C. Schmidt	13/13	5/5[(1)]

Note:

(1) In addition to attending all of the meetings of the Technical Committee of which Mr. Schmidt is a member, Mr. Schmidt also attended all of the meetings of all of the other committees of the Corporation at the request of those committees.

A summary of the activities and responsibilities of each of the committees is set out below.

Audit Committee

The Audit Committee's charter is included in the Corporation's Initial Annual Information Form dated March 18, 2005, a copy of which is available on SEDAR at www.sedar.com.

Human Resources and Governance Committee

The primary function of the Human Resources and Governance Committee is to assist the Board in fulfilling its oversight function with respect to human resource policies, compensation, executive succession and development and governance matters. To carry out this function, the Human Resources and Governance Committee oversees, reviews, develops or establishes, as the case may be:

- key human resource policies;
- corporate goals and objectives relevant to the CEO, the performance of the CEO in light of those corporate goals and objectives and recommends to the Board the CEO's annual compensation;
- the adequacy and form of the compensation of directors;
- Deer Creek's overall approach to corporate governance issues;
- the mandates of each committee of the Board;
- the assessment of the Board as a whole and of each of the committees of the Board;
- the assessment of performance and contribution of each individual director and assessment of their independence and financial literacy;
- the identification of new nominees for the Board;
- an orientation program for new members of the Board and a continuing education program for all directors; and
- compliance with applicable securities laws relating to corporate governance.

Technical Committee

The Technical Committee has been established to assist the Board in fulfilling its oversight function with respect to due diligence in the development and implementation of systems for the

management of the health, safety and environmental responsibilities of Deer Creek and to assist the Board in respect of the annual review of the petroleum and natural gas reserves of Deer Creek. In carrying out this function, the Technical Committee oversees, reviews, develops or establishes, as the case may be:

- the environmental, health, safety and emergency response policies and activities of Deer Creek in that regard;
- operational and environmental, health and safety management system audits of compliance within Deer Creek and as directed by the Board, any external auditors' report regarding the environment, health and safety management framework;
- the annual appointment of one or more qualified and independent reserves evaluators or independent consultants to meet with and report to the Board, the annual review of reserves and the scope of the annual review of the reserves by such independent evaluators or consultants;
- compliance with applicable securities laws and other requirements, including the Statement of Reserves Data and other Oil & Gas Information on Form 51-101F1 and the Report of Independent Qualified Reserves Evaluator or Auditor on Form 51-101F2, as required by National Instrument 51-101- *Standards of Disclosure for Oil and Gas Activities*;
- the independent reserves evaluator's ability to report without reservation; and
- key operations and technical plans.

BUSINESS TO BE ACTED UPON AT THE MEETING

Receipt of Financial Statements

The audited financial statements for the financial year ended December 31, 2004 of Deer Creek have been forwarded to Shareholders. No formal action will be taken at the Meeting to approve the financial statements.

Number of Directors

Deer Creek is required by its Articles to have a minimum of three and a maximum of nine directors and the number of directors (not being less than the minimum or more than the maximum) is to be determined from time to time by the Shareholders by ordinary resolution. Directors are elected annually at the annual meeting of Shareholders, however, the Board may pursuant to the provisions of Deer Creek's articles, between annual meetings of Shareholders, appoint one or more additional directors to serve until the next annual meeting of Shareholders, provided that, the number of additional directors so appointed may not at any time exceed one-third of the number of directors who held office at the expiration of the previous annual meeting of Shareholders. The Board currently consists of seven directors and it is proposed that subject to the authority of the Board to appoint additional directors between annual meetings of Shareholders, the number of directors be set at seven. Shareholders will be asked at the Meeting to pass a resolution setting the number of directors at seven. If such resolution is passed, the number of directors to be elected at this and subsequent annual meetings of Shareholders will be seven unless changed by a resolution of Shareholders.

The resolution setting the number of directors must be passed by a simple majority of the votes cast with respect to the resolution by Shareholders present in person or by proxy at the Meeting. **It is the intention of the persons named in the enclosed Proxy, if not expressly directed to the contrary in such Proxy, to vote such proxies FOR the ordinary resolution setting the number of directors at seven.**

Election of Directors

The term of office for each director of the Corporation is from the date of the Shareholders' meeting at which he or she is elected until the next annual meeting of the Shareholders or until his or her successor is elected or appointed. At the Meeting, a board of seven directors is to be elected. **It is the intention of the persons named in the enclosed Proxy, if not expressly directed to the contrary in such Proxy, to vote such proxies FOR the ordinary resolution to elect the nominees specified below as directors of the Corporation.** If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed Proxy intend to vote FOR the election of any substitute nominee or nominees recommended by management of the Corporation and FOR the remaining proposed nominees.

The following table states the names and municipalities of residence of all persons proposed to be nominated for election as directors, the position or office now held by them, their principal occupation or employment history, the date on which they became directors of the Corporation and the number of Common Shares owned by them or over which they exercise control or direction as at April 13, 2005:

Name and Municipality of Residence and Position with the Corporation	Principal Occupation (Past Five Years)	Date Appointed Director of the Corporation	Number of Common Shares Beneficially Owned or Controlled[(1)]	Total Number of Securities of the Corporation Owned[(2)]
John G. Clarkson Calgary, Alberta *Chair of the Technical Committee, Member of the Human Resources and Governance Committee*	Managing Director, Lime Rock Management Ltd., an investment management firm, and President of Clearwater Capital Corporation, an advisor to Lime Rock Management Inc. Previously held various management positions with Renaissance Energy Ltd.	August 30, 2001	16,000[(3)]	98,469
Jonathan C. Farber Westport, Connecticut, USA *Member of the Audit Committee, Member of the Human Resources and Governance Committee*	Managing Director, Lime Rock Management LP, an investment management firm, since June 1998.	December 10, 1998	Nil[(3)]	73,219
Ronald J. Hiebert Edmonton, Alberta *Member of the Audit Committee* *Member of the Human Resources and Governance Committee*	Director, Private Client Services Scotia McLeod since 1983.	March 28, 2001[(4)]	4,000	84,259
S. Barry Jackson Calgary, Alberta *Chairman of the Board of Directors* *Chair of the Human Resources and Governance Committee* *Member of the Technical Committee*	Independent businessman since November 2000. Chairman of the Board of Resolute Energy Inc. and serves on the boards of Nexen Inc., TransCanada Pipelines Limited and the Calgary Petroleum Club. Prior thereto, President and CEO of Crestar Energy Inc.	April 27, 2001	39,108	261,807

Name and Municipality of Residence and Position with the Corporation	Principal Occupation (Past Five Years)	Date Appointed Director of the Corporation	Number of Common Shares Beneficially Owned or Controlled[1]	Total Number of Securities of the Corporation Owned[2]
Gordon J. Kerr[5] Calgary, Alberta *Member of the Audit Committee*	President and CEO, Enerplus Resources Fund ("Enerplus") since May 10, 2001. Prior thereto, Executive Vice President for the Enerplus group of companies.	August 30, 2002	Nil	17,436
Brian K. Lemke Calgary, Alberta *Chair of the Audit Committee*	President and CEO, Resolute Energy Inc. since November 2002. Executive Vice President, Resolute Energy Inc. since December 2001. Prior thereto, independent businessman.	April 27, 2001	29,408	142,177
Glen C. Schmidt Calgary, Alberta *President and CEO* *Member of the Technical Committee*	President and CEO of Deer Creek since July 1, 2001. Formerly, President of each of Torex Resources Inc. and Pioneer Natural Resources Canada Inc.	March 10, 2000	58,800	643,549

Notes:

(1) The information as to the number of Common Shares beneficially owned or controlled, not being within the knowledge of the Corporation, has been furnished by the respective nominees or their counsel.

(2) This column represents the sum of the Common Shares beneficially owned or controlled by the nominee, Options to acquire Common Shares and PSUs to acquire Common Shares. The Corporation has been advised that all Options to acquire Common Shares and PSUs to acquire Common Shares granted to Messrs. Clarkson, Farber and Kerr are for the benefit of their respective employers.

(3) Beacon beneficially owns 15,320,401 Common Shares (which is comprised of 2,276,949 Common Shares directly and 13,043,452 Common Shares through Riverside, on behalf of Beacon) and FOLR beneficially owns 656,127 Common Shares. These investments in the Corporation are managed by Lime Rock Management LP, of which Mr. Farber is a Managing Director and Messrs. Farber and Clarkson are limited partners. Mr. Farber also has an indirect ownership interest in Beacon, Riverside and FOLR. Messrs. Farber and Clarkson disclaim beneficial ownership of the subject shares except to the extent of their pecuniary interest, if any, therein.

(4) Mr. Hiebert was a member of the Board from March 28, 2001 to August 8, 2002 and from August 30, 2002 to the present.

(5) The Corporation and EnerMark Inc. ("EnerMark"), a wholly-owned subsidiary of Enerplus, entered into a Joint Venture Agreement dated for reference July 1, 2002. Under the Joint Venture Agreement EnerMark is entitled to have one representative nominated for election as a director of the Corporation until the earlier of (a) December 31, 2007, (b) the date that there is a change of control (as defined in the Joint Venture Agreement) of the Corporation, (c) the date that Corporation is replaced as operator of the joint venture and (d) the date that the joint venture terminates. While EnerMark is entitled to have its representative nominated, Beacon and FOLR have agreed to vote for the election of EnerMark's nominee, Mr. Kerr.

Appointment of Auditors

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants of Calgary, Alberta act as independent auditors for the Corporation subject to Shareholder approval. **It is the intention of the persons named in the enclosed Proxy, if not expressly directed to the contrary in such Proxy, to vote such proxies FOR the ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders or until the firm of PricewaterhouseCoopers LLP, Chartered Accountants is removed from office or resigns as provided by law by the Corporation's by-laws, and to authorize the directors of the Corporation to fix the remuneration of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation.** PricewaterhouseCoopers LLP, Chartered Accountants, have been the auditors of the Corporation, since June 11, 2003.

Amended and Restated Stock Option Plan

In January, 2005, the TSX enacted the New TSX Requirements to permit issuers to adopt "rolling" security based compensation arrangements, being arrangements that permit the issuance of a number of securities equal to a fixed percentage of the number of listed securities outstanding at any point in time. The New TSX Requirements provide that issuers seeking to adopt a "rolling" arrangement must seek Shareholder approval when such arrangement is instituted and every three years thereafter.

The Corporation has determined to amend the Option Plan to allow the Board to grant Options that, together with Common Shares issuable under any other security based compensation arrangement of the Corporation (which includes the PSU Plan of the Corporation), represent in aggregate up to 10% of the number of issued and outstanding Common Shares (on a non-diluted basis) from time to time. Therefore, in accordance with the New TSX Requirements, shareholders are being asked to consider and, if deemed advisable, approve a rolling 10% threshold for the Option Plan. The full text of the Option Plan is attached as Appendix "B" hereto. For further details concerning the Option Plan, see "Equity Compensation Plan Information – Stock Option Plan"

The amended and restated Option Plan is conditional upon approval by the Shareholders at the Meeting. **It is the intention of the persons named in the enclosed Proxy, if not expressly directed to the contrary in such Proxy, to vote such proxies FOR the following ordinary resolution ratifying, confirming and approving the amended and restated Option Plan:**

BE IT RESOLVED THAT:

1. the amended and restated Option Plan of the Corporation in the form attached as Appendix B of this Information Circular be approved; and

2. any director or officer of the Corporation be and is hereby authorized to cause all such documents, instruments and other writings to be executed and cause all such acts and things to be done as such directors or officers consider necessary or desirable to implement this resolution.

To be effective, the foregoing resolution must be approved by the affirmative vote thereof by at least a majority of the votes cast by the Shareholders who vote on this resolution, either in person or by proxy, at the Meeting.

Amended and Restated Performance Share Unit Plan

The Corporation has determined to amend the PSU Plan to allow the Board to grant PSUs that, together with Common Shares issuable under any other security based compensation arrangement of the Corporation (which includes the Option Plan of the Corporation), represent in aggregate up to 10% of the number of issued and outstanding Common Shares (on a non-diluted basis) from time to time. Therefore, in accordance with the New TSX Requirements, shareholders are being asked to consider and, if deemed advisable, approve a rolling 10% threshold for the PSU Plan. The full text of the PSU Plan is attached as Appendix "C" hereto. For further details concerning the PSU Plan, see "Equity Compensation Plan Information – Performance Share Unit Plan"

The amended and restated PSU Plan is conditional upon approval by the Shareholders at the Meeting. **It is the intention of the persons named in the enclosed Proxy, if not expressly directed to the contrary in such Proxy, to vote such proxies FOR the following ordinary resolution ratifying, confirming and approving the amended and restated PSU Plan:**

BE IT RESOLVED THAT:

1. the amended and restated PSU Plan of the Corporation in the form attached as Appendix C of this Information Circular be approved; and

2. any director or officer of the Corporation be and is hereby authorized to cause all such documents, instruments and other writings to be executed and cause all such acts and things to be done as such directors or officers consider necessary or desirable to implement this resolution.

To be effective, the foregoing resolution must be approved by the affirmative vote thereof by at least a majority of the votes cast by the Shareholders who vote on this resolution, either in person or by proxy, at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as described elsewhere herein, none of the directors or senior officers of the Corporation nor any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

OTHER MATTERS TO BE ACTED UPON

Management knows of no matters to come before the Meeting other than the matters referred to in the Notice. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

EFFECTIVE DATE

Except as otherwise specified herein, the information set forth in this Information Circular is provided as of April 13, 2005.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com or the Corporation's website at www.deercreekenergy.com. Financial information of the Corporation is provided in the comparative financial statements and management's discussion and analysis of the Corporation for the most recently completed financial year. Copies of the financial statements and management's discussion and analysis of the Corporation may be obtained from the Vice President, Finance and CFO of the Corporation at Bow Valley Square 2, 2600, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7 or by facsimile at (403) 264-3700.

APPROVAL OF DIRECTORS AND CERTIFICATE

The contents and the sending of this Information Circular have been approved by the Board of the Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Calgary, Alberta effective the 13th day of April, 2005.

(signed) *Glen C. Schmidt*
President and CEO

(signed) *John S. Kowal*
Vice President, Finance and CFO

APPENDIX "A"

ALIGNMENT WITH TSX CORPORATE GOVERNANCE GUIDELINES

	Corporate Governance Guideline	Does Deer Creek Align?	Comments
1.	The board of directors should explicitly assume responsibility for the stewardship of the corporation, and specifically for:		
	a. adoption of a strategic planning process	Yes	The Board of Directors' (the "Board") responsibilities include participating with management in approving the strategic plan necessary to achieve the Corporation's long-term goals. The Board sets one meeting per year to review and approve the strategic plan.
	b. identification of principal risks and ensuring implementation of appropriate risk management systems	Yes	The Board is responsible for understanding the principal risks associated with the Corporation and ensuring there are systems in place to monitor and manage these risks.
	c. succession planning including appointing, training and monitoring senior management	Yes	The Human Resources and Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to human resource policies, compensation and executive succession and development.
	d. communications policy	Yes	The Board or the appropriate committee thereof, reviews and approves the content of major communications to Shareholders, other stakeholders and the general public.
	e. integrity of internal control and management information systems	Yes	The Board monitors the implementation of internal controls and information systems. The Audit Committee regularly reviews the Corporation's internal controls through management and the Corporation's external auditors.
2.	Majority of directors should be unrelated, independent from management and free from conflicting interest.	Yes	The Board and each director has reviewed the relevant provisions of the TSX Guidelines and determined that six of the seven directors are unrelated directors for the purposes of the TSX Guidelines, being John G. Clarkson, Jonathan C. Farber, Ronald J. Hiebert, S. Barry Jackson, Gordon J. Kerr and Brian K. Lemke.

	Corporate Governance Guideline	Does Deer Creek Align?	Comments
3.	Disclose which directors are related.	Yes	The Board and each director has reviewed the relevant provisions of the TSX Guidelines and determined that one of the seven directors is a related director for the purposes of the TSX Guidelines, being Glen C. Schmidt. Mr. Schmidt is related by virtue of also being an officer of the Corporation.
4.	Appoint a committee responsible for the appointment and assessment of directors composed exclusively of non-management directors, the majority of whom are unrelated.	Yes	The Human Resources and Governance Committee recommends members to the Board for election or re-election and assesses the performance and contribution of each individual director.
5.	Implement a process for assessing the effectiveness of the board, its committees and the contribution of individual directors.	Yes	The Human Resources and Governance Committee is responsible for establishing and administering a process for assessing the effectiveness of the Board as a whole and the committees of the Board.
6.	Provide orientation and education programs for new directors.	Yes	The Human Resources and Governance Committee is responsible for monitoring the development and implementation of an orientation program for new members of the Board and a continuing education program for all directors.
7.	Review the size of the board and its effectiveness in making decisions.	Yes	The Human Resources and Governance Committee is responsible for assessing the effectiveness of the Board.
8.	Review the compensation of directors and whether it reflects the risks and responsibilities of an effective director.	Yes	The Human Resources and Governance Committee is responsible for reviewing the adequacy and form of the compensation of directors.
9.	Committees should generally be composed of unrelated and non-management directors.	Yes	The Audit Committee and the Human Resources and Governance Committee are composed entirely of unrelated directors. The Technical Committee has a majority of unrelated directors.
10.	Appoint a committee responsible for the approach and response to corporate governance issues.	Yes	The Human Resources and Governance Committee is responsible for the development of the overall governance of the Corporation.
11.	a. Define the limits to management's responsibilities by developing mandates for the board and the CEO.	Yes	The Board, together with the CEO has established mandates for the Board and the committees thereof.

		Corporate Governance Guideline	Does Deer Creek Align?	Comments
	b.	The board should approve the CEO's corporate objectives	Yes	The Board approves corporate objectives for which the CEO is responsible through the Corporation's annual budget and strategic plan review. The Human Resources and Governance Committee evaluates the CEO against those objectives and reports the results of the evaluation to the Board.
12.	a.	Adopt structures and procedures to ensure that the board can function independently of management.	Yes	The Board meets in-camera and independently of management often and whenever appropriate.
	b.	Appoint a chairman who is independent of management or assign responsibility to a "Lead Director".	Yes	The Board has appointed an unrelated and independent director as Chairman of the Board.
13.	a.	Establish an audit committee with a specially defined mandate.	Yes	The Audit Committee has established a charter which outlines the roles and responsibilities of the Audit Committee.
	b.	Members of the audit committee should be non-management directors.	Yes	The Audit Committee is comprised of four unrelated and independent directors.
14.		Implement a system to enable individual directors to engage outside advisors at the Corporation's expense.	Yes	Each committee mandate or charter includes the directors' ability to access outside counsel.

APPENDIX "B"

DEER CREEK ENERGY LIMITED

AMENDED AND RESTATED STOCK OPTION PLAN

April 21, 2004
As Amended March 11, 2005

TABLE OF CONTENTS

1.	The Plan	1
2.	Purpose	1
3.	Administration	1
4.	Shares Subject to Plan	2
5.	Maintenance of Sufficient Capital	2
6.	Eligibility and Participation	2
7.	Exercise Price	3
8.	Number of Optioned Shares	3
9.	Term	3
10.	Method of Exercise of Option	3
11.	Ceasing to be a Director, Officer, Employee or Provider of Services	4
12.	Death, Permanent Disability or Normal Retirement of a Participant	5
13.	Rights of Participants	5
14.	Proceeds from Exercise of Options	5
15.	Adjustments	5
16.	Change of Control	6
17.	Transferability	7
18.	Amendment and Termination	7
19.	Necessary Approvals	7
20.	Stock Exchange Rules	8
21.	Right to Issue Other Shares	8
22.	Notice	8
23.	Transition	8
24.	Gender	8
25.	Interpretation	8

DEER CREEK ENERGY LIMITED

AMENDED AND RESTATED STOCK OPTION PLAN

Approved by the board of directors of Deer Creek Energy Limited on April 21, 2004.
As amended on March 11, 2005.

1. The Plan

A stock option plan (the "**Plan**") pursuant to which options to purchase common shares ("**Shares**") of Deer Creek Energy Limited (the "**Corporation**") may be granted to the directors, officers, employees of, or providers of services to, the Corporation and its subsidiaries is hereby established on the terms and conditions herein set forth.

2. Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees of, or providers of services to, the Corporation and its subsidiaries to acquire Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally; (iii) encouraging such persons to remain associated with the Corporation; and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

3. Administration

(a) This Plan shall be administered by the board of directors of the Corporation (the "**Board**").

(b) Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options (as hereinafter defined), all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the sole authority and discretion to: (i) construe and interpret this Plan and all option agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan and the exercise of Options granted hereunder; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c) Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. Whenever used herein, the term "**Board**" shall be deemed to include any committee or director to which the Board has, fully or partially, delegated the administration and operation of this Plan pursuant to this section 3.

(d) An option to acquire Shares granted hereunder ("**Option**") shall be evidenced by an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve.

4. Shares Subject to Plan

(a) Subject to section 15 below, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.

(b) The aggregate number of Shares reserved for issuance under this Plan and any other share compensation arrangement of the Corporation, including the Corporation's prior stock option plan dated February 22, 2002 (the "Prior Plan") and the Corporation's performance share unit plan dated April 21, 2004, shall be fixed at (i) if the Shares are not posted and listed for trading on a stock exchange, then an amount determined by the Board from time to time or (ii) if the Shares are posted and listed for trading on a stock exchange, then 10% of the total number of issued and outstanding shares from time to time. The prescribed maximum pursuant to (ii) above may be subsequently increased to any other specified amount, subject to the approval of the stock exchange or exchanges on which the Shares are listed and such shareholder approvals as may be required by such exchanges.

(c) If any Option granted under this Plan shall expire or terminate for any reason without having been exercised in full, any unpurchased Shares to which such Option relates shall be available for the purposes of the granting of Options under this Plan.

5. Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the requirements of this Plan.

6. Eligibility and Participation

(a) The Board may, in its discretion, select any directors, officers or employees of, or providers of services to, the Corporation or subsidiaries of the Corporation to participate in this Plan. Only persons who provide services to the Corporation of an ongoing or recurring nature shall be entitled to be granted Options. (Any person having been selected for participation in this Plan by the Board is herein referred to as a "**Participant**").

(b) The Board may from time to time, in its discretion, grant an Option to any Participant, upon the terms, conditions and limitations set forth herein, and such other terms, conditions and limitations not inconsistent with this Plan as the Board may determine, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange or exchanges on which the Shares are listed require such approval.

(c) The number of Shares reserved for issuance pursuant to Options granted to insiders (as that term is defined by the Securities Act (Ontario)) of the Corporation ("Insider") under this Plan, the Prior Plan and any other share compensation arrangement of the Corporation, shall not exceed 10% of the total number of issued and outstanding Shares.

(d) The number of Shares issued to Insiders under this Plan or any other share compensation arrangement of the Corporation, within a one year period, shall not exceed 10% of the total number of issued and outstanding Shares.

(e) The number of Shares issued to any one Insider and such Insider's associates (as that term is defined by the Securities Act (Ontario)) under this Plan or any other share compensation arrangement of the Corporation, within a one year period, shall not exceed 5% of the total number of issued and outstanding Shares at the time of the contemplated issuance.

(f) The aggregate number of Shares reserved for issuance pursuant to Options granted to non-employee directors of the Corporation under this Plan or any other share compensation arrangement of the Corporation, shall never exceed 2% of the total number of issued and outstanding Shares at the time of the contemplated grant.

7. Exercise Price

Options may be exercised at a price (the "**Exercise Price**") that shall be fixed by the Board at the time that the Option is granted. No Option shall be granted with an Exercise Price at a discount to the market price. The market price shall be the closing price of the Shares on the Toronto Stock Exchange (or if the Shares are not listed on such exchange, on the stock exchange on which the Shares are traded) on the first day preceding the date of grant on which at least one board lot of Shares is traded.

8. Number of Optioned Shares

The number of Shares that may be acquired under an Option (the "**Optioned Shares**") granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other share compensation arrangement of the Corporation, shall not exceed 5% of the total number of issued and outstanding Shares (calculated on a non-diluted basis).

9. Term

The period during which an Option may be exercised (the "**Option Period**") shall be determined by the Board at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Option is granted, provided that:

(a) no Option shall be exercisable for a period exceeding seven (7) years from the date the Option is granted;

(b) the Option Period shall be automatically reduced in accordance with sections 11 and 12 below upon the occurrence of any of the events referred to therein; and

(c) no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation.

10. Method of Exercise of Option

(a) Except as set forth in sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee of, or provider of services to, the Corporation or a subsidiary thereof.

(b) Subject to the other provisions of the Plan and any vesting limitations imposed by the Board at the time of grant, an Option may be exercised, in whole or in part, at any time or from time to time, by the Participant giving written notice to the Corporation specifying the number of Optioned Shares with respect to which the Option is being exercised, which notice shall be accompanied by payment in full of the Exercise Price for the Optioned Shares with respect to which the Option is being exercised.

(c) A Participant shall not be obligated to purchase and pay for any Optioned Shares except those Optioned Shares in respect of which the Participant shall have exercised the Option pursuant to paragraph 10(b) above.

(d) Upon the exercise of an Option as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his or her legal or personal representative) or to the order thereof, a certificate representing the number of Shares with respect to which the Option has been exercised, such Shares to be issued as fully paid and non-assessable Shares.

(e) The Corporation shall not make loans to Participants in order to allow Participants to pay for any Optioned Shares.

11. Ceasing to be a Director, Officer, Employee or Provider of Services

Subject to the provisions of any agreement between the Corporation or a subsidiary of the Corporation and a Participant, if any Participant who is a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof shall cease to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary of the Corporation for any reason other than death, permanent disability or normal retirement, his or her Option will terminate immediately as to the then unvested portion thereof and at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Option Period and the ninetieth (90th) day after the date such Participant ceases to be a director, officer, employee of, or provider of services to, the Corporation or a subsidiary thereof as to the then vested portion thereof (the "**Termination Date**"). During the 90 day period, the Option, or portion thereof, shall be exercisable only to the extent that the Participant was entitled to exercise the Option as at the Termination Date. For greater certainty, the Termination Date shall be the date that the Participant is actually terminated as a director, officer or employee of the Corporation or a subsidiary thereof, and shall be without regard to any notice period arising from the Participant ceasing to hold the position of director, officer or employee. In the case of a provider of service, the Termination Date shall be the date the contract terminates or is terminated by the Corporation.

Notwithstanding the foregoing, subject to the provisions of any agreement between the Corporation or a subsidiary of the Corporation and a Participant, if any Participant who is a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof shall cease to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary of the Corporation for any reason other than voluntary resignation or being dismissed by the Corporation or a subsidiary thereof for cause, the Options of the Participant, to the extent that the Participant was entitled to exercise them at the date of so ceasing to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof, shall continue to be exercisable until the earlier of (i) the expiry of the Option Period; (ii) if on the date of so ceasing to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof, the Optioned Shares are listed for trading on a recognized stock exchange and are freely tradable (ie. free of escrow or statutory resale restrictions) on such exchange, ninety (90) days following the date of so ceasing to be a director, officer or employee

of, or provider of services to, the Corporation or a subsidiary thereof; and (iii) if on the date of so ceasing to be director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof, the Optioned Shares are not listed for trading or are not freely tradable, ninety (90) days following the later of (x) the date on which such shares are listed for trading on a recognized stock exchange, and (y) the date that such shares become freely tradable on such exchange, and all Options that are not exercisable at the date of so ceasing to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof, shall expire.

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a director, officer, employee of, or provider of services to, the Corporation or subsidiary, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a director, officer or employee of, or provider of services to, the Corporation or subsidiary, as the case may be.

12. Death, Permanent Disability or Normal Retirement of a Participant

Subject to the provisions of any agreement between the Corporation or a subsidiary of the Corporation and a Participant, in the event of the death, permanent disability or normal retirement of a Participant, any Option previously granted to him or her shall be exercisable until the earlier of the expiration of the Option Period or on the date that is 12 months after the date of death, permanent disability or normal retirement of such Participant, whichever is earlier, and then, in the event of death or permanent disability, only:

(a) by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or applicable law; and

(b) to the extent that he or she was entitled to exercise the Option as at the date of his or her death or permanent disability.

In the case of normal retirement, Options that would have vested in the year following retirement will accelerate, such that they vest upon normal retirement.

13. Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.

14. Proceeds from Exercise of Options

The proceeds from any sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

15. Adjustments

(a) The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares, and in any such event a corresponding adjustment shall be made changing the number of Shares deliverable upon the exercise of any Option granted prior to such event without any

change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share covered by the Option.

(b) In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent their dilution or enlargement.

(c) Adjustments under this section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued under this Plan on any such adjustment, but in lieu of any such fractional share, a Participant shall be entitled to purchase a whole Share.

16. Change of Control

Notwithstanding any other provision hereof, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, then the Participant shall be entitled to exercise in full or in part any unexercised Options previously granted hereunder, whether vested or not, until the earlier of the expiration of the Option Period and the expiration of ninety (90) days after the date of closing the sale by the Corporation of all or substantially all of its assets or the transaction causing a change of control of the Corporation. Upon the expiration of such ninety (90) day period, all rights of the Participant to exercise an Option (to the extent not theretofore exercised) shall terminate and cease to have any further force or effect whatsoever.

For the purpose of this Plan, change of control of the Corporation means:

(a) the acceptance by the holders of Shares of the Corporation, representing in the aggregate, fifty (50%) percent or more of all issued Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares of the Corporation; provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board of Directors of the Corporation immediately prior to the effective date of such transaction constitute a majority of the Board of Directors of the resulting corporation following such effective date;

(b) the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares of the Corporation, which together with such person's then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) fifty (50%) percent or more of the combined voting rights of the Corporation's then outstanding Shares;

(c) the entering into of any agreement by the Corporation to merge, consolidate, restructure, amalgamate, initiate an arrangement or be absorbed by, into or with another corporation; provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board of Directors of the Corporation immediately prior to the effective date of such transaction constitute a majority of the Board of Directors of the resulting corporation following such effective date; or

(d) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement).

17. Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable unless specifically provided herein. The Corporation shall not recognize any attempted exercise of any purported assignee of a Participant. During the lifetime of a Participant, any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant's rights under the Option pass by the Participant's will or applicable law.

18. Amendment and Termination

(a) The Board may, at any time, suspend or terminate this Plan.

(b) Subject to paragraphs 18 (c) and (d) below, the Board may also at any time amend or revise the terms of this Plan or any Options, subject to necessary regulatory approval, provided that no such amendment or revision shall in any manner materially adversely affect the rights of any Participant under any Options theretofore granted under this Plan without such Participant's consent. The Participants shall be advised by the Corporation of any such amendments, modifications or revisions unless the amendment, modification or revision is immaterial or non-substantive.

(c) Any material amendment to this Plan (including an increase in the maximum number of Shares issuable hereunder) shall be approved by a majority of the votes cast at a meeting of the holders of the Shares.

(d) Any material amendment to an Option held by an Insider, including a change in the exercise price or expiry date, must be approved by a majority of the votes cast at a meeting of the holders of the Shares, excluding the votes attached to Shares beneficially owned by such Insider. For the purposes of this paragraph 18(d), the cancellation of an Option prior to its expiry date in conjunction with the granting of an Option to the same Insider on different terms shall be considered to be a material amendment to an Option.

19. Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

20. Stock Exchange Rules

The Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

21. Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

22. Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at the Office of the President in Calgary, Alberta; or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

23. Transition

No additional stock options may be granted pursuant to the Prior Plan on or after April 21, 2004. Stock options granted pursuant to the Prior Plan that are outstanding on April 21, 2004 shall be governed by this Plan unless the Prior Plan provides any benefit to a Participant in which case those beneficial provisions of the Prior Plan will continue for the benefit of the Participant.

24. Gender

Words used herein importing gender shall include all genders.

25. Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

APPENDIX "C"

DEER CREEK ENERGY LIMITED

AMENDED AND RESTATED PERFORMANCE SHARE UNIT PLAN

April 21, 2004
As Amended March 11, 2005

TABLE OF CONTENTS

1. The Plan 1
2. Purpose 1
3. Administration 1
4. Shares Subject to Plan 2
5. Maintenance of Sufficient Capital 2
6. Eligibility and Participation 2
7. Exercise Price 3
8. Number of Unit Shares 3
9. Term 3
10. Method of Exercise of Units 4
11. Ceasing to be a Director, Officer, Employee or Provider of Services 4
12. Death, Permanent Disability or Normal Retirement of a Participant 5
13. Rights of Participants 5
14. Proceeds from Exercise of Units 5
15. Adjustments 5
16. Change of Control 6
17. Transferability 7
18. Amendment and Termination 7
19. Necessary Approvals 7
20. Stock Exchange Rules 8
21. Right to Issue Other Shares 8
22. Notice 8
23. Transition 8
24. Gender 8
25. Interpretation 8

DEER CREEK ENERGY LIMITED

AMENDED AND RESTATED PERFORMANCE SHARE UNIT PLAN

Approved by the board of directors of Deer Creek Energy Limited on April 21, 2004.
As amended on March 11, 2005.

1. The Plan

A performance share unit plan (the "**Plan**") pursuant to which units to purchase common shares ("**Shares**") of Deer Creek Energy Limited (the "**Corporation**") may be granted to the directors, officers, employees of, or providers of services to, the Corporation and its subsidiaries is hereby established on the terms and conditions herein set forth.

2. Purpose

(a) The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees of, or providers of services to, the Corporation and its subsidiaries to acquire Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally; (iii) encouraging such persons to remain associated with the Corporation; and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation. In addition, the objectives of this Plan is to conserve the cash reserves of the Corporation by providing equity incentives to the Participants (as hereinafter defined) that would otherwise be payable by the Corporation in cash.

(b) Without limiting the generality of the foregoing, Units may be granted pursuant to this Plan for any of the following purposes: (i) in accordance with the compensation and bonus plans and compensation arrangements of the Corporation; (ii) to enable the Corporation to attract key employees by issuing Units; or (iii) in lieu of cash payments for selected consulting or contract services.

3. Administration

(a) This Plan shall be administered by the board of directors of the Corporation (the "**Board**").

(b) Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Units (as hereinafter defined), all on such terms (which may vary between Units granted from time to time) as it shall determine. In addition, the Board shall have the sole authority and discretion to: (i) construe and interpret this Plan and all agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan and the exercise of Units granted hereunder; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(c) Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. Whenever used herein, the term "**Board**" shall be deemed to include any committee or director to which the Board has, fully or partially, delegated the administration and operation of this Plan pursuant to this section 3.

(d) A right to acquire Shares granted hereunder ("**Units**") shall be evidenced by an agreement, signed on behalf of the Corporation and by the person to whom a Unit is granted, which agreement shall be in such form as the Board shall approve.

4. Shares Subject to Plan

(a) Subject to section 15 below, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.

(b) The aggregate number of Shares reserved for issuance under this Plan and any other share compensation arrangement of the Corporation, including the Corporation's prior stock option plan dated February 22, 2002 (the "**Prior Plan**") and the Corporation's stock option plan dated April 21, 2004 shall be fixed at (i) if the Shares are not posted and listed for trading on a stock exchange, then an amount determined by the Board from time to time or (ii) if the Shares are posted and listed for trading on a stock exchange, then 10% of the total number of issued and outstanding shares from time to time. The prescribed maximum pursuant to (ii) above may be subsequently increased to any other specified amount, subject to the approval of the stock exchange or exchanges on which the Shares are listed and such shareholder approvals as may be required by such exchanges.

(c) If any Unit granted under this Plan shall expire or terminate for any reason without having been exercised in full, any unpurchased Shares to which such Unit relates shall be available for the purposes of the granting of Units under this Plan.

5. Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the requirements of this Plan.

6. Eligibility and Participation

(a) The Board may, in its discretion, select any directors, officers or employees of, or providers of services to, the Corporation or subsidiaries of the Corporation to participate in this Plan. Only persons who provide services to the Corporation of an ongoing or recurring nature shall be entitled to be granted Units. (Any person having been selected for participation in this Plan by the Board is herein referred to as a "**Participant**").

(b) The Board may from time to time, in its discretion, grant a Unit to any Participant, upon the terms, conditions and limitations set forth herein, and such other terms, conditions and limitations not inconsistent with this Plan as the Board may determine, provided that Units granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange or exchanges on which the Shares are listed require such approval.

(c) The number of Shares reserved for issuance pursuant to Units granted to insiders (as that term is defined by the *Securities Act* (Ontario)) of the Corporation ("**Insider**") under this Plan, the Prior Plan and any other share compensation arrangement of the Corporation, shall not exceed 10% of the total number of issued and outstanding Shares.

(d) The number of Shares issued to Insiders under this Plan or any other share compensation arrangement of the Corporation, within a one year period, shall not exceed 10% of the total number of issued and outstanding Shares.

(e) The number of Shares issued to any one Insider and such Insider's associates (as that term is defined by the *Securities Act* (Ontario)) under this Plan or any other share compensation arrangement of the Corporation, within a one year period, shall not exceed 5% of the total number of issued and outstanding Shares at the time of the contemplated issuance.

(f) The aggregate number of Shares reserved for issuance pursuant to Units granted to non-employee directors of the Corporation under this Plan or any other share compensation arrangement of the Corporation, shall never exceed 2% of the total number of issued and outstanding Shares at the time of the contemplated grant.

7. Exercise Price

Units shall be exercised at a price (the "**Exercise Price**") equal to $0.01 per unit.

8. Number of Unit Shares

The number of Shares that may be acquired under a Unit (the "**Unit Shares**") granted to a Participant shall be determined by the Board as at the time the Unit is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other share compensation arrangement of the Corporation, shall not exceed 5% of the total number of issued and outstanding Shares (calculated on a non-diluted basis). The number of Units granted to a Participant shall be based on the cash amount that would otherwise be payable by the Corporation to a Participant and the closing price of the Shares on the Toronto Stock Exchange (or if the Shares are not listed on such exchange, on the stock exchange on which the Shares are traded) on the first day preceding the date of grant on which at least one board lot of Shares is traded.

9. Term

The period during which a Unit may be exercised (the "**Unit Period**") shall be determined by the Board at the time the Unit is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Unit is granted, provided that:

(a) no Unit shall be exercisable for a period exceeding seven (7) years from the date the Unit is granted;

(b) the Unit Period shall be automatically reduced in accordance with sections 11 and 12 below upon the occurrence of any of the events referred to therein; and

(c) no Unit in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Unit has been approved by the shareholders of the Corporation.

10. Method of Exercise of Units

(a) Except as set forth in sections 11 and 12 below or as otherwise determined by the Board, no Unit may be exercised unless the holder of such Units is, at the time the Unit is exercised, a director, officer, employee of, or provider of services to, the Corporation or a subsidiary thereof.

(b) Subject to the other provisions of the Plan and any vesting limitations imposed by the Board at the time of grant, a Unit may be exercised, in whole or in part, at any time or from time to time, by the Participant giving written notice to the Corporation specifying the number of Unit Shares with respect to which the Unit is being exercised, which notice shall be accompanied by payment in full of the Exercise Price for the Unit Shares with respect to which the Unit is being exercised.

(c) A Participant shall not be obligated to purchase and pay for any Unit Shares except those Unit Shares in respect of which the Participant shall have exercised the Unit pursuant to paragraph 10(b) above.

(d) Upon the exercise of a Unit as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his or her legal or personal representative) or to the order thereof, a certificate representing the number of Shares with respect to which the Unit has been exercised, such Shares to be issued as fully paid and non-assessable Shares.

11. Ceasing to be a Director, Officer, Employee or Provider of Services

Subject to the provisions of any agreement between the Corporation or a subsidiary of the Corporation and a Participant, if any Participant who is a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof shall cease to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary of the Corporation for any reason other than death, permanent disability or normal retirement, his or her Unit will terminate immediately as to the then unvested portion thereof and at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Unit Period and the ninetieth (90th) day after the date such Participant ceases to be a director, officer, employee of, or provider of services to, the Corporation or a subsidiary thereof as to the then vested portion thereof (the "**Termination Date**"). During the 90 day period, the Unit, or portion thereof, shall be exercisable only to the extent that the Participant was entitled to exercise the Unit as at the Termination Date. For greater certainty, the Termination Date shall be the date that the Participant is actually terminated as a director, officer or employee of the Corporation or a subsidiary thereof, and shall be without regard to any notice period arising from the Participant ceasing to hold the position of director, officer or employee. In the case of a provider of service, the Termination Date shall be the date the contract terminates or is terminated by the Corporation.

Notwithstanding the foregoing, subject to the provisions of any agreement between the Corporation or a subsidiary of the Corporation and a Participant, if any Participant who is a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof shall cease to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary of the Corporation for any reason other than voluntary resignation or being dismissed by the Corporation or a subsidiary thereof for cause, the Units of the Participant, to the extent that the Participant was entitled to exercise them at the date of so ceasing to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof, shall continue to be exercisable until the earlier of (i) the expiry of the Unit Period; (ii) if on the date of so ceasing to be a director, officer or employee of, or provider of

services to, the Corporation or a subsidiary thereof, the Unit Shares are listed for trading on a recognized stock exchange and are freely tradable (ie. free of escrow or statutory resale restrictions) on such exchange, ninety (90) days following the date of so ceasing to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof; and (iii) if on the date of so ceasing to be director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof, the Unit Shares are not listed for trading or are not freely tradable, ninety (90) days following the later of (x) the date on which such shares are listed for trading on a recognized stock exchange, and (y) the date that such shares become freely tradable on such exchange, and all Units that are not exercisable at the date of so ceasing to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof, shall expire.

Neither the selection of any person as a Participant nor the granting of a Unit to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a director, officer, employee of, or provider of services to, the Corporation or subsidiary, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a director, officer or employee of, or provider of services to, the Corporation or subsidiary, as the case may be.

12. Death, Permanent Disability or Normal Retirement of a Participant

Subject to the provisions of any agreement between the Corporation or a subsidiary of the Corporation and a Participant, in the event of the death, permanent disability or normal retirement of a Participant, any Unit previously granted to him or her shall be exercisable until the earlier of the expiration of the Unit Period or on the date that is 12 months after the date of death, permanent disability or normal retirement of such Participant, whichever is earlier, and then, in the event of death or permanent disability, only:

(a) by the person or persons to whom the Participant's rights under the Unit shall pass by the Participant's will or applicable law; and

(b) to the extent that he or she was entitled to exercise the Unit as at the date of his or her death or permanent disability.

In the case of normal retirement, rights that would have vested in the year following retirement will accelerate, such that they vest upon normal retirement.

13. Rights of Participants

No person entitled to exercise any Unit granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Unit until such Shares have been paid for in full and issued to such person.

14. Proceeds from Exercise of Units

The proceeds from any sale of Shares issued upon the exercise of Units shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

15. Adjustments

(a) The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares, and in any such

event a corresponding adjustment shall be made changing the number of Shares deliverable upon the exercise of any Unit granted prior to such event without any change in the total price applicable to the unexercised portion of the Unit, but with a corresponding adjustment in the price for each Share covered by the Unit.

(b) In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Units outstanding under this Plan and to prevent their dilution or enlargement.

(c) Adjustments under this section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued under this Plan on any such adjustment, but in lieu of any such fractional share, a Participant shall be entitled to purchase a whole Share.

16. Change of Control

Notwithstanding any other provision hereof, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation, then the Participant shall be entitled to exercise in full or in part any unexercised Units previously granted hereunder, whether vested or not, until the earlier of the expiration of the Unit Period and the expiration of ninety (90) days after the date of closing the sale by the Corporation of all or substantially all of its assets or the transaction causing a change of control of the Corporation. Upon the expiration of such ninety (90) day period, all rights of the Participant to exercise a Unit (to the extent not theretofore exercised) shall terminate and cease to have any further force or effect whatsoever.

For the purpose of this Plan, change of control of the Corporation means:

(a) the acceptance by the holders of Shares of the Corporation, representing in the aggregate, fifty (50%) percent or more of all issued Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares of the Corporation; provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board of Directors of the Corporation immediately prior to the effective date of such transaction constitute a majority of the Board of Directors of the resulting corporation following such effective date;

(b) the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of beneficial ownership of such number of Shares or rights to Shares of the Corporation, which together with such person's then owned Shares and rights to Shares, if any, represent (assuming the full exercise of such rights to voting securities) fifty (50%) percent or more of the combined voting rights of the Corporation's then outstanding Shares;

(c) the entering into of any agreement by the Corporation to merge, consolidate, restructure, amalgamate, initiate an arrangement or be absorbed by, into or with another corporation; provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board of Directors of the Corporation immediately prior to the effective date of such transaction constitute a

majority of the Board of Directors of the resulting corporation following such effective date;

(d) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement).

17. Transferability

All benefits, rights and Units accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable unless specifically provided herein. The Corporation shall not recognize any attempted exercise of any purported assignee of a Participant. During the lifetime of a Participant, any Units granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant's rights under the Unit pass by the Participant's will or applicable law.

18. Amendment and Termination

(e) The Board may, at any time, suspend or terminate this Plan.

(f) Subject to paragraphs 18 (c) and (d) below, the Board may also at any time amend or revise the terms of this Plan or any Units, subject to necessary regulatory approval, provided that no such amendment or revision shall in any manner materially adversely affect the rights of any Participant under any Units theretofore granted under this Plan without such Participant's consent. The Participants shall be advised by the Corporation of any such amendments, modifications or revisions unless the amendment, modification or revision is immaterial or non-substantive.

(g) Any material amendment to this Plan (including an increase in the maximum number of Shares issuable hereunder) shall be approved by a majority of the votes cast at a meeting of the holders of the Shares.

(h) Any material amendment to a Unit held by an Insider, including a change in the expiry date, must be approved by a majority of the votes cast at a meeting of the holders of the Shares, excluding the votes attached to Shares beneficially owned by such Insider. For the purposes of this paragraph 18(d), the cancellation of a Unit prior to its expiry date in conjunction with the granting of a Unit to the same Insider on different terms shall be considered to be a material amendment to a Unit.

19. Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued to a Participant upon the exercise of a Unit due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the

Corporation in connection with the exercise of such Unit will be returned to the relevant Participant as soon as practicable.

20. Stock Exchange Rules

The Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

21. Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

22. Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at the Office of the President in Calgary, Alberta; or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

23. Transition

No additional rights to acquire Units may be granted pursuant to the Prior Plan on or after April 21, 2004. Rights granted pursuant to the Prior Plan that are outstanding on April 21, 2004 shall be governed by the Prior Plan.

24. Gender

Words used herein importing gender shall include all genders.

25. Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

DEER CREEK ENERGY LIMITED

PROXY SOLICITED BY MANAGEMENT FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

May 26, 2005

The undersigned holder of common shares ("Common Shares") of Deer Creek Energy Limited ("Deer Creek" or the "Corporation") hereby appoints Glen C. Schmidt, President and Chief Executive Officer of the Corporation or failing him, John S. Kowal, Chief Financial Officer of the Corporation, or instead of either of them, ____, as proxy with power of substitution, to attend, act and vote for and on behalf of the undersigned with respect to all of the Common Shares held by the undersigned, at the annual and special meeting (the "Meeting") of the shareholders of the Corporation to be held on Thursday, May 26, 2005 at 10:00 a.m. (Calgary time) in the Viking Room at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta and at any adjournments thereof and at every poll which may take place in consequence thereof with the same powers that the undersigned would have if the undersigned were present at the Meeting, or any adjournment thereof. This Instrument of Proxy is accompanied by a formal notice of the Meeting and a management proxy circular (the "Information Circular"), both dated April 13, 2005, providing more detailed information on the matters to be addressed at the Meeting. Without limiting the foregoing appointment of proxy, the said proxy is hereby instructed to vote at the Meeting as follows:

1. FOR ☐ or AGAINST ☐ the resolution to set the number of directors at seven, subject to the authority of the Board of Directors pursuant to the articles of Deer Creek to appoint additional directors between Meetings.

2. FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the election of directors of the Corporation as set forth in the Information Circular.

3. FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year, and authorizing the directors to fix their remuneration.

4. FOR ☐ or AGAINST ☐ the resolution to ratify and approve the amended and restated Stock Option Plan of the Corporation.

5. FOR ☐ or AGAINST ☐ the resolution to ratify and approve the amended and restated Performance Share Unit Plan of the Corporation.

THE COMMON SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED ON THE ITEMS ABOVE AS THE SHAREHOLDER MAY HAVE SPECIFIED BY MARKING AN "X" IN THE SPACES PROVIDED FOR THAT PURPOSE. IF NO CHOICE IS SPECIFIED, THE COMMON SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD VOTED "FOR" THE FOREGOING MATTERS.

IF THE SHAREHOLDER DOES NOT WANT TO APPOINT EITHER OF THE INDIVIDUALS NAMED IN THIS INSTRUMENT OF PROXY, THEY SHOULD STRIKE OUT SUCH NAMES AND INSERT IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON THEY WISH TO ACT AS THEIR PROXY, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION.

THE SHAREHOLDER ALSO HEREBY CONFERS DISCRETIONARY AUTHORITY ON HIS OR HER PROXY TO VOTE THE UNDERSIGNED'S COMMON SHARES IN THE PROXY'S DISCRETION ON ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE

NOTICE OF ANNUAL AND SPECIAL MEETING AND ON ANY OTHER MATTERS WHICH MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF (STRIKE OUT THIS SENTENCE IF SUCH DISCRETIONARY AUTHORITY IS TO BE WITHHELD).

This Instrument of Proxy will not be valid unless it is dated and signed by the shareholder or by his or her attorney duly authorized by him in writing, or, in the case of a corporation, is dated and executed under its corporate seal or by an officer of officers or attorney for the corporation duly authorized.

This Instrument of Proxy to be effective must be deposited with Valiant Trust Company, Suite 310, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, no later than 10:00 a.m. (Calgary time) on Tuesday, May 24, 2005.

This Instrument of Proxy is solicited on behalf of the management of the Corporation.

The undersigned hereby revokes any proxy previously given to attend and vote at the Meeting.

Dated ______________________________, 2005

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Signature of Shareholder

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Name of Shareholder (Please Print)

Please sign exactly as name appears on the address label on the left. Joint owners should attach evidence of their authority and a corporation affix its seal hereto. Shareholders who do not expect to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy appointing a proxy and return it in the envelope provided for that purpose.